FIRST AMENDMENT TO THE LIMITED LIABILITY COMPANY AGREEMENT OF ELECTRIC PLAYHOUSE NV LLC

THIS FIRST AMENDMENT TO THE LIMITED LIABILITY COMPANY AGREEMENT OF ELECTRIC PLAYHOUSE NV LLC (this "**Amendment**") is entered into on March 16, 2023, to be effective on September 9, 2022 (the "**Effective Date**"), by the undersigned. Capitalized terms used, but not defined, herein shall have the meaning as set forth in that certain Limited Liability Company Agreement of Electric Playhouse NV LLC, effective as of September 9, 2022 (the "**Operating Agreement**").

WHEREAS, the Members made and entered into the Operating Agreement to establish certain agreements relating to the ownership, management, and operation of the Company;

WHEREAS, Section 11.1 of the Operating Agreement provides that the Operating Agreement shall be amended only with the consent of the Members and the consent of the General Manager; provided, however, that any amendment that would disproportionately and adversely affect the Class A Members as a group shall require the consent of the Members holding a majority of the issued and outstanding Class A Units; provided, further, that the General Manager has the authority to amend the Operating Agreement without the consent of any other person to make any updates necessary to reflect any ministerial changes; and

WHEREAS, this Amendment would not disproportionately and materially adversely affect the economic rights of the Class A Members and further, such Amendment constitutes a ministerial change.

NOW, THEREFORE, in consideration of the covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agree as follows:

1. Amendment to Section I of the Operating Agreement. The following definition is added to Section I of the Operating Agreement:

> "Consent of the Members" means the consent of the Member or Members holding a majority of the issued and outstanding Class B Units.

2. Miscellaneous.

(a) Full Force and Effect. Other than as set forth in this Amendment, all of the terms and conditions of the Operating Agreement shall continue in full force and effect.

(b) Entire Agreement. This Amendment and the Operating Agreement contain the entire agreement with respect to the subject matter hereof and supersede all prior and contemporaneous agreements respecting such subject matter.

(c) Binding Effect. This Amendment shall inure to the benefit of and be binding upon the Members, the Company and their respective successors and assigns.

(d) Governing Law. This Amendment shall be construed and enforced in accordance with and shall be governed by the laws of the State of Delaware, without regard to conflicts of law principles that would apply the laws of another jurisdiction.

(e) Delivery. Delivery of facsimile or .pdf, or other electronic copies (complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)) of signature pages for this Amendment shall be valid and treated for all purposes as delivery of the originals.

[Signature on Following Page]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first written above.

GENERAL MANAGER:

ELECTRIC PLAYHOUSE, INC.

By:____________________________________
Brandon Garrett, Chief Executive Officer

DocuSign

Certificate Of Completion

Envelope Id: 042DFBC9E90F4A31996D6636029D4F64		Status: Completed
Subject: Complete with DocuSign: Electric Playhouse NV LLC--First Amendment to the Limited Liability Com...		
Source Envelope:		
Document Pages: 3	Signatures: 1	Envelope Originator:
Certificate Pages: 4	Initials: 0	Elizabeth Stieff
AutoNav: Enabled		750 E. Pratt St.
EnvelopeId Stamping: Disabled		Baltimore, MD 21202
Time Zone: (UTC-05:00) Eastern Time (US & Canada)		EFStieff@Venable.com
		IP Address: 192.94.203.254

Record Tracking

Status: Original 3/16/2023 9:34:29 AM	Holder: Elizabeth Stieff EFStieff@Venable.com	Location: DocuSign

Signer Events	Signature	Timestamp
BRANDON GARRETT brandon@electricplayhouse.com Vice President Electric PLayhouse, Inc. Security Level: Email, Account Authentication (None)	 Signature Adoption: Uploaded Signature Image Using IP Address: 76.113.107.2	Sent: 3/16/2023 9:35:10 AM Viewed: 3/16/2023 9:42:24 AM Signed: 3/16/2023 9:42:41 AM

Electronic Record and Signature Disclosure:
Accepted: 3/16/2023 9:42:24 AM
ID: 2f5486e0-335e-4bd5-9e6c-79d5eeab2a23

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	3/16/2023 9:35:10 AM
Certified Delivered	Security Checked	3/16/2023 9:42:24 AM
Signing Complete	Security Checked	3/16/2023 9:42:41 AM
Completed	Security Checked	3/16/2023 9:42:41 AM

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, Venable LLP (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through your DocuSign, Inc. (DocuSign) Express user account. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to these terms and conditions, please confirm your agreement by clicking the 'I agree' button at the bottom of this document.

Getting paper copies

At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. For such copies, as long as you are an authorized user of the DocuSign system you will have the ability to download and print any documents we send to you through your DocuSign user account for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below.

Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. To indicate to us that you are changing your mind, you must withdraw your consent using the DocuSign 'Withdraw Consent' form on the signing page of your DocuSign account. This will indicate to us that you have withdrawn your consent to receive required notices and disclosures electronically from us and you will no longer be able to use your DocuSign Express user account to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through your DocuSign user account all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us.

How to contact Venable LLP:
You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:
To contact us by email send messages to: jfcarroll@venable.com

To advise Venable LLP of your new e-mail address
To let us know of a change in your e-mail address where we should send notices and disclosures electronically to you, you must send an email message to us at jfcarroll@venable.com and in the body of such request you must state: your previous e-mail address, your new e-mail address. We do not require any other information from you to change your email address..
In addition, you must notify DocuSign, Inc to arrange for your new email address to be reflected in your DocuSign account by following the process for changing e-mail in DocuSign.

To request paper copies from Venable LLP
To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an e-mail to jfcarroll@venable.com and in the body of such request you must state your e-mail address, full name, US Postal address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with Venable LLP
To inform us that you no longer want to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your DocuSign account, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;
ii. send us an e-mail to jfcarroll@venable.com and in the body of such request you must state your e-mail, full name, IS Postal Address, telephone number, and account number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process..

Required hardware and software

Operating Systems:	Windows2000? or WindowsXP?
Browsers (for SENDERS):	Internet Explorer 6.0? or above
Browsers (for SIGNERS):	Internet Explorer 6.0?, Mozilla FireFox 1.0, NetScape 7.2 (or above)
Email:	Access to a valid email account
Screen Resolution:	800 x 600 minimum
Enabled Security Settings:	•Allow per session cookies •Users accessing the internet behind a Proxy Server must enable HTTP 1.1 settings via proxy connection

** These minimum requirements are subject to change. If these requirements change, we will provide you with an email message at the email address we have on file for you at that time providing you with the revised hardware and software requirements, at which time you will have the right to withdraw your consent.

Acknowledging your access and consent to receive materials electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please verify that you were able to read this electronic disclosure and that you also were able to print on paper or electronically save this page for your future reference and access or that you were able to e-mail this disclosure and consent to an address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format on the terms and conditions described above, please let us know by clicking the 'I agree' button below.

By checking the 'I Agree' box, I confirm that:

- I can access and read this Electronic CONSENT TO ELECTRONIC RECEIPT OF ELECTRONIC RECORD AND SIGNATURE DISCLOSURES document; and
- I can print on paper the disclosure or save or send the disclosure to a place where I can print it, for future reference and access; and
- Until or unless I notify Venable LLP as described above, I consent to receive from exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to me by Venable LLP during the course of my relationship with you.